Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-3066	E-mail Address jmercado@stblaw.com

October 19, 2018

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

  Re:  IRSA Inversiones y Representaciones Sociedad Anónima
          Form 20-F for the fiscal year ended June 30, 2017
          Filed October 31, 2017
          File No. 001-13542

Dear Mr. Telewicz:

On behalf of our client IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”), we are writing to respond to comments raised in the Staff’s comment letter dated September 21, 2018 (the “Comment Letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company filed on October 31, 2017, pursuant to the Securities Exchange Act of 1934, as amended.

We are providing the following responses to the comments communicated by the Staff in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments from the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2017

Item 5. Operating and Financial Review and Prospects

Results of operations for the fiscal years ended June 30, 2017 and 2016

Changes in fair value of investment property, page 122

1.
We have reviewed your response to comment 2. Please tell us the underlying market or economic factors that caused the significant increases in the values of your shopping mall properties relative to your other property types. Please note that while changes in methodologies or assumptions for internal calculations utilizing unobservable inputs may impact your estimate of fair value, fair value, in accordance with IFRS 13, is the actual price that would be received to sell an asset in an orderly transaction between market participants at a given measurement date. To the extent you believe that market and/or economic changes uniquely impacted the value which market participants would be willing to pay for shopping mall properties versus other property types, please specify those factors and explain why they have impacted the price of shopping mall properties relative to other property types.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as set forth in the response letter to the Staff‘s prior comments, the market for sales of shopping malls in Argentina is highly illiquid and there have been no relevant transactions in recent years to use as a reliable comparable transaction. Since the fair market value of our assets may not be determined based on comparable transactions as detailed in our prior response to the Staff’s comments, we have developed a valuation model based on discounted cash flows that we believe reflects the fair market value of our shopping mall properties. Note that this valuation methodology has been generally accepted by market participants in Argentina (in which we are leaders) and it is the methodology we (and other market participants) use to determine the acquisition, sale or development of a shopping mall in Argentina. In addition, the value of the shopping malls is determined based on the stream of cash flow that such asset may generate. As discussed in the Company’s annual report for the fiscal year ended June 30, 2017, shopping mall revenue is directly related to consumer spending since a significant component of the rent payment received from tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, our approach is to estimate those cash flows based on the available reliable data in the market and discount them to arrive at the fair market value of each shopping mall property as of the calculation date.

Since the cash flows generated by the shopping malls are closely related to the spending by our tenants’ customers, the fair market value of a shopping mall is especially sensitive to economic activity (or the expectations regarding future economic activity, mainly GDP growth and inflation) in as much as such activity affects consumer spending as contrasted to the methodology used to calculate the fair market value of our office properties, whose rental payments are mainly denominated in U.S. dollars and are more stable over time (when measured in U.S. dollars). In this sense, in order to reflect such correlation with economic activity, we believe that the valuation model we use for our shopping mall properties takes into consideration the necessary factors and key components to fairly represent the impact that Argentine economic activity has on the fair market value of our shopping malls assets.

Set forth below is a brief explanation of the market or economic factors that the Company believes caused the significant increases in the fair market values of the Company’s shopping mall properties followed by a summary of the main factors that affect valuation of our office properties.

a)
Value of shopping malls measured in U.S. dollars

We note that the Argentine economy has experienced considerable volatility in the last few years. As of June 30, 2018, the Argentine economy has registered inflation of more than 100% in the last three fiscal years and the peso had depreciated more than 200% since June 30, 2015. This volatility, especially inflation, has had an impact in the fair market value of our shopping malls as measured in Argentine pesos. Specifically, the value of our shopping malls has been significantly impacted by inflation since, as retail products (the products sold by our tenants) have been adjusted (increased) to account for inflation of the Argentine peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since it is mainly calculated as a percentage of sales of our tenants in pesos.

In addition, the fair market value of real estate assets in Argentina is usually set and transacted in U.S. dollars, so any depreciation of the peso generates a significant nominal increase in our Investment Properties measured in pesos as reflected in our Financial Statements as of the end of each Fiscal Year.

As reflected in the chart below, the nominal fair market value of the Company’s shopping mall properties as calculated in pesos has increased significantly mainly due to the increasing inflation in Argentina and the depreciation of the peso but, consequently, the value of such properties, as measured in U.S. dollars, has reflected a lower increase in fiscal year 2016 compared to 2015 (and a decrease as measured in U.S. dollars in fiscal years 2017 and 2018 although there was a nominal increase in such value as measured in Pesos).

(*) Offer exchange rate at the end of the period (Banco de la Nación Argentina).

Note that we have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines contained in International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) since total cumulative inflation in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period.

b)
Economic Activity (GDP)

As discussed above, our valuation model is based upon the cash flow that we expect to receive as rent from each shopping mall (i.e., a percentage of the sales of our tenants which, in turn is closely aligned to GDP growth). Therefore, the evolution of GDP in nominal terms is considered a significant variable to explain the evolution of shopping mall sales and revenue growth. Based on the analysis of information from 2006 to date, historical shopping mall revenue shows a high correlation of 0.9x with the evolution of nominal GDP growth. This reflects the significant impact generated by the Argentine macroeconomic environment on the behavior of the shopping malls business.

Source: INDEC/Company’s information (Form 20-F).

In December 2015, a new president was inaugurated in Argentina and the new administration introduced several economic reforms that had a positive impact on Argentina’s economic outlook. During the first months after the new administration was inaugurated, many international and local financial institutions had a positive perception of Argentina’s economic outlook, which had a corollary positive effect on Argentina’s GDP growth estimates. The new outlook, in turn, had a positive effect on the fair market value of our shopping mall properties since our estimated cash flows from our shopping malls were similarly positively affected. Note that such outlook and GDP growth estimates have since been adjusted to reflect the revised market perception of Argentina’s future economic growth, the effects of higher interest rates by the U.S. Federal Reserve, the increase in estimated rates of inflation and the effects of the depreciation of the peso against the U.S. dollar that occurred in the last few months.

c)
Inflation and Exchange Rate

During the first semester of 2016, the Macri administration implemented a series of economic measures intended to produce an important change in the direction of the country in political, economic and social terms.

Among those measures, the administration authorized several tariff adjustments and subsidy reductions in relation to certain public services such as transportation, gas and energy prices. Such measures caused an increase in inflation since several businesses increased their prices to cover the increase in their costs. An increase in inflation caused, in turn, a nominal increase in revenue from our shopping malls. According to the INDEC, the increase in the Consumer Price Index was 26.9% in 2015 and 41% in 2016. As mentioned before, inflation generates an increased revenues from our shopping malls in nominal terms (and, therefore, an increase in our estimated cash flows as measured in Argentine pesos).

In addition, the Argentine government removed certain exchange controls that restricted access to the exchange market which resulted in a significant depreciation of the local currency exchange rate in late 2015. The Peso to U.S. dollar exchange rate increased from AR$9.03 per US$1 as of June 30, 2015 to AR$14.99 per US$1 as of June 30, 2016. Note that this caused a higher market value in Argentine Pesos of our properties for investment and offices since those assets are, generally, valued and transacted in U.S. dollars. Note that, during fiscal year 2016 there was a greater inflow of U.S. dollar financing into Argentina, which prevented a further depreciation of the Argentine peso against the U.S. dollar. The following chart shows the evolution of flows to the country reported by the Argentine Central Bank:

Source: Central Bank of Argentina.

Therefore, the difference in the fair market value of our shopping malls was affected by inflation registered during fiscal year 2016 and projected high rates of inflation for the following years, which caused an increase in value measured in Argentine pesos while the value of our investment properties measured in USD was affected by the exchange variation which was, in nominal terms, lower than the rate of inflation. In addition, exchange projections in June 2016 did not predict further significant depreciation of the peso due to capital inflows context in Argentina for fiscal year 2016.

d)
Cost of capital and discount rate

The cost of capital and, thus, the discount rate that was used in our valuation model was (and still is) subject to the economic conditions in Argentina since the sovereign cost of capital has been subject to volatility in the last few years.

At the international level, in 2016 the government reached an agreement with certain holdouts of the its restructured sovereign debt (For further information, see Risk factor “The Argentine government’s ability to obtain financing in the international markets is limited, which may impair its ability to implement reforms and foster economic growth, which may negatively impact our financial condition and results of operations.” in our 2017 annual report in Form 20-F) which meant that Argentina had access to the international capital markets. Consequently, the country risk decreased significantly during calendar year 2016, as well as the performance of sovereign and other Argentine corporate bonds, evidencing a decrease in cost of capital of companies in Argentina (including us). Therefore, these new market conditions also affected the fair market valuation of our shopping mall properties since the rate we use for discounting the estimated cash flows from our shopping malls decreased under such circumstances.

The following chart describes the decline in sovereign bond yields registered during 2016/2017, as well as the decrease in the performance of the corporate bonds issued by us in March 2016 (prior to the agreement with the holdouts).

Sovereign Bonds (US$) – Yield (%)

Source: Bloomberg.

IRCP bond 2023 (US$)-Yield (%)

Source: Bloomberg.

e)
Evolution in the Fair Market Value of Offices in AR$ and in US$

(*) Bid exchange rate at end of period (Banco de la Nación Argentina).
(**) FY 2015: Exchange Rate: Contado con Liquidacion –implicit exchange rate given by the price is Pesos of a stock listed in Buenos Aires and ADRs traded in New York. Sales offices: 95.005 GLA (fy15) vs 79.048 GLA (fy16).

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions since the value of the class A offices in Buenos Aires is set by observable market operations (as opposed to the value of the shopping malls that is set by projecting the related future cash flows). In connection with the offer of class A offices in Buenos Aires, the segment (approximately 1.4 Million m2) is a small market in relation to the population due to the lack of financing in this market. Therefore, the stock of offices has been historically limited and the vacancy rate is generally low (less than 9% on average). Consequently, the fair market value of offices generally responds to a genuine demand for space. The vast majority of companies that demand office space do so through rentals rather than buying.

On the demand side, new projects are developed mostly with equity rather than debt, with developers of office properties raising capital from multiple investors. In Buenos Aires, real estate investors are more likely driven by medium/long term return because they see their real estate investments as a refuge of value. For these reasons, it is a small consolidated market in which variations in value are limited. In general, prices rise with income and inflation in the United States since these assets and rents are usually valued and marketed in U.S. dollars. Since this is an equity market rather than debt, investors tend to hold their investments in slow market cycles and wait to sell in better market conditions.

The value of our office measured in U.S. dollars slightly decreased during the fiscal year 2016 versus the fiscal year 2015. However, these same assets recorded an increase in value as measured in Pesos at year end exchange rate due to the depreciation of the Argentine peso against the U.S. dollar.

In conclusion, as explained in the previous paragraphs, Argentina’s macro-economic conditions (such as GDP growth, inflation and exchange rate) have a different impact on our shopping mall’s fair market value than on the fair market value of our office properties since the fair market value of our shopping malls is based upon the estimated cash flows generated by such assets, which are closely related to the expected spending by our tenants’ customers and are more sensitive to variations in overall macro-economic conditions, while the fair market value of our office properties is based on observable market transactions which are usually valued and marketed in U.S. dollars.

2.
We note from your June 11, 2018 response that you translate the peso-denominated projected cash flows of your shopping mall properties into US dollars using projected US dollar-peso exchange rates for the periods involved. Please tell us what periods were included in your projections, the forward US dollar-peso exchange rates you used for each of those periods, and how you determined those forward exchange rates. In your response, please compare the forward US dollar-peso exchange rates to the spot rates at the respective balance sheet dates and, in addition, please confirm you are able to obtain forward exchange rates for periods greater than 12 months into the future.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the length of the projections of the estimated cash flows from each of the shopping malls is bases upon the expected useful life of such asset which is determined according to the conditions of each one of the properties, which is generally set between 9 and 28 years. The useful life is the projection and/or forecast of total life in months or years during which such shopping mall can be expected to contribute to the Company’s operations, which takes into account the passage of time, the use and deterioration, technological advances, as well as other aspects that influence and affect the ability to use such asset. The expected useful life is determined by an external appraiser.

The Company also advises the Staff that it is able to estimate forward exchange rates for periods greater than 12 months into the future. However, it should be noted that the local market in which foreign exchange future contracts are commonly traded in Argentina (ROFEX) offers future exchange contracts for a period of up to 12 months. Accordingly, exchange rate projections and other macroeconomic information used by the appraiser, such as projected inflation and GDP growth, used by the external appraiser to estimate the fair market value of our shopping malls are obtained from an external consultant. Our external consultant is Miguel Angel Broda, a well-known macroeconomic consultant in Argentina, who is independent from the Company.

In addition, and in order to reinforce our process and diligence, we validate such projections and results we receive from our external consultant with the “Reporte de Expectativas de Mercado” (Report of Market Expectations “REM”) prepared by the Central Bank of Argentina. This report summarizes the main macroeconomic projections for the short and medium term of the Argentine economy (up to 2 years) provided by a survey of local and foreign specialized analysts. The survey is conducted during the last three business days of each calendar month and includes each analysts’ projections of consumer prices, the Peso-U.S. dollar exchange rate, level of economic activity and the result of operations of the non-financial domestic private sector. This is one of the most reliable sources of projections related to the main economic variables and it is commonly used by market participants.

The information detailed bellow is provided by the external consultant and it is used to estimate a short and a medium term exchange rate curve. However, in order to project the long-term exchange rate, the following depreciation rate is used: [(1+ CPI Argentina) / (1+ CPI USA)-1], assuming that exchange rate in the long term follows the difference between Argentine inflation and US inflation.

Projection of Exchange Rate

(1)
Real data.

(2)
Average exchange rate for fiscal year 2016: considers the last six months of the administration of President Cristina Fernández de Kirchner and the first six months of the administration of President Mauricio Macri.

3.
We note from your response to comment 2 that there is no observable data available to estimate a long-term peso-denominated interest rate with which to discount the projected future cash flows of your assets. Please clarify how you determined that reliable forward US dollar-peso exchange rates can be estimated and what factors cause you to be unable to estimate a long-term peso-denominated discount rate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as mentioned in our response to comment 2, in order to determine the fair market value of our properties we engage an external appraiser, who calculates the fair market value of our shopping malls using the macroeconomic information compiled and provided by Miguel Angel Broda, a well-known macroeconomic consultant in Argentina. Among other items, our external consultant estimates forward U.S. dollar-peso exchange rates that are used to convert the peso-denominated cash flows generated by each shopping mall property into U.S. dollars.

To support this process and reinforce the reliability of the inputs used in this methodology, we validate such projections by comparing them to the REM prepared by the Central Bank of Argentina. As noted above, the REM contains the main macroeconomic projections for the short and medium term of the Argentine economy (including the peso-U.S. dollar exchange rate), which are based on a survey of local and foreign specialized analysts.

There are a number of challenges to estimating a discount rate in pesos mainly due to the characteristics of an emerging market such as Argentina, including: economic volatility, illiquid capital markets, and institutional instability, among others. The Company believes that the challenges related to estimating a long-term peso-denominated discount rate are primarily the following:

1)
Difficulty in determining a long-term risk free rate:

a.
In developed economies, the long-term rate that is considered risk-free are those of the assets that have default risk equal to zero, which, in general are calculated using the sovereign’s long term bond rates. However, in emerging economies, sovereign bonds do not reflect a risk free rate, because default risk probability is not zero.

b.
In Argentina, the interest rate for financing in pesos is based on a Reference Index (generally the BADLAR rate which is the interest rate for deposits greater than AR$ 1.0 million) plus a spread. Both variables (the rate and the spread) are highly volatile and therefore are not a reliable reference for periods longer than a year. Applying a peso rate to our valuation model would imply developing a dynamic discount rate over time, which means adding a greater number of assumptions to the calculation that would make such rate unreliable.

Source: Argentine Central Bank.

2)
Problems with the estimation of the beta coefficient and return on equity.

a.
The market’s illiquidity has a considerable impact on the returns of local assets, which means that the Reference Index (MERVAL) is not always representative of the economy.

b.
The low representation of the Reference Index means that the beta coefficient obtained does not reflect the market risk, but rather the risk between the analyzed asset and a limited basket of assets. For this reason, analysts use betas estimated against broader and more trustworthy indices, especially if the emerging markets has a foreign listing.

3)
Impossibility of calculating the cost of debt in local currency: in particular, the Company does not have long-term bonds outstanding denominated in pesos. As a general rule, most local companies issue debt securities in foreign currency (primarily US dollars) for periods that exceed one year or up to two years.

* * *

Please do not hesitate to contact me (212 455-3066) with any questions you may have regarding the above responses.

Very truly yours,

By: /s/ Jaime Mercado
Jaime Mercado

cc:  Matias Gaivironsky
Leonardo Magliocco
Eduardo Loiacono
Mariano Tomatis
David L. Williams